OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-14793

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one:)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
First BanCorp.

Full Name of Registrant
N/A

Former Name if Applicable
1519 Ponce De Leon Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00908-0146

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -— NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On September 26, 2006, First BanCorp (the “Corporation”) filed its amended 2004 annual report on Form 10-K/A with the Securities and Exchange Commission (the “SEC”), which included restated financial statements for the fiscal years ended 2002-2004. Subsequently, on February 9, 2007, the Corporation filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2005. Due to the work involved in the restatement process and the recent completion of the 2005 Form 10-K, the Corporation was not able to complete its financial statements for the year ended December 31, 2006 and file a timely Form 10-K by the March 1, 2007 deadline.
The Corporation has not yet filed with the SEC an amended quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 or quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. The Corporation expects to file these reports or the financial information required by these reports as soon as practicable after the filing of its annual report on Form 10-K for year ended December 31, 2006, which is expected to be filed in the summer of 2007.

SEC 1344(07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV —OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Fernando Scherrer	(787)	729-8098

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not in a position to provide an estimate of anticipated significant changes between the results of operations for the year ended December 31, 2006 and the year ended December 31, 2005 because it is still in the process of addressing various accounting matters relevant to the preparation of the financial statements for the year ended December 31, 2006 in light of its focus until recently on the preparation of the amendment to its 2004 Form 10-K and preparation of its Annual Report on Form 10-K for 2005. The Corporation believes that its results of operations for the fiscal year ended December 31, 2006 will be lower than the results for the 2005 fiscal year. Based on preliminary results, net income is lower by 26% due to higher expenses related to the internal review conducted by the Corporation’s Audit Committee, higher personnel cost related to the strengthening of the internal control structure, and higher provision for loan losses.

First BanCorp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Fernando Scherrer

Name: Fernando Scherrer Title: Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232,201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (§232.13(b) of this chapter.